FORM OF
INITIAL SUBSCRIPTION AGREEMENT

________, 2015

Board of Trustees of
M3Sixty Manager of Managers Trust
4520 Main Street, Suite 1425
Kansas City, MO 64111

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of the All Cap Value Fund, series of M3Sixty Manager of Managers Trust, a Delaware statutory trust, at $10.00 per share for an aggregate purchase price of $100,000.  Our payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

By:
Its:

Confirmed and Accepted:

M3Sixty Manager of Managers Trust

By:
Its: